
09065058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/08 (MM/DD/YY) AND ENDING 08/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvestons Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. Prentice Ave., Suite 305
(No. and Street)

Greenwood Village (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morgan Bassey (303) 832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donna L. Johnson, CPA, PC
(Name – *if individual, state last, first, middle name*)

5495 W. 112th Place (Address) Westminster (City) Colorado (State) 80020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Morgan Bassey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvestons Securities, Inc., as of August 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title


NOTARY
PUBLIC

Notary Public

My Commission expires 10/23/2011

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- x (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

AUGUST 31, 2009

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009

TABLE OF CONTENTS


CPA, PC
donnajohnson
ACCOUNTING SOLUTIONS

DONNA L. JOHNSON, CPA, PC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Directors
Harvestons Securities, Inc.

I have audited the accompanying statement of financial condition of **Harvestons Securities, Inc.**, as of August 31, 2009, and the related statement of operations, statement of changes in stockholder's equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Harvestons Securities, Inc.** as of August 31, 2009, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donna L Johnson, CPA, PC

Donna L. Johnson, CPA, PC
Denver, Colorado
December 15, 2009

5495 W. 112th Place • Westminster, CO 80020
Phone: 303.325.6643 Fax: 303.464.1924

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of August 31, 2009

ASSETS	
Cash	$ 19,357
Advances to Stockholder	127,483
Securities Owned, at Market	158,140
Deposits with Clearing Organization	100,000
Due From Clearing Organization	29,710
Prepaid Expenses	529
Other Deposits	185
Property & Equipment, net	21,887
TOTAL ASSETS	$ 457,291
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts Payable	$ 1,951
Due to Clearing Organization	6,675
Accrued Payroll	27,077
TOTAL LIABILITIES	35,703
STOCKHOLDER'S EQUITY:	
Common Stock, $1 par value, 100,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional Paid-in Capital	808,309
Accumulated (Deficit)	(524,511)
Net Income	132,790
TOTAL STOCKHOLDER'S EQUITY	421,588
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 457,291

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended August 31, 2009

REVENUES:		
Commissions	$	317,398
Trading Revenue		(15,766)
Underwriting Income		360,672
Other Income		2,325
TOTAL REVENUE		664,629
EXPENSES:		
Commissions		106,084
Salaries & Other Related Costs		104,201
Travel & Business Expenses		64,780
Clearing Expenses		56,369
Legal & Accounting		50,922
Occupancy Costs		39,988
Insurance		27,417
Communications & Data Proccessing		34,129
Licenses & Taxes		19,469
Contributions		9,308
Depreciation Expense		6,591
Administrative Expenses		6,335
Dues & Subscriptions		4,746
Interest Expense		1,500
TOTAL EXPENSES		531,839
NET INCOME	$	132,790

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2009

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, September 1, 2008	5,000	$ 5,000	$ 1,308,309	$ (524,511)	$ 788,798
Return of Capital			(500,000)		(500,000)
Net income for the year				132,790	132,790
Balance, August 31, 2009	5,000	$ 5,000	$ 808,309	$ (391,721)	$ 421,588

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
for the Year Ended August 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$	132,790
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation		6,591
Increase/Decrease in Assets/Liabilities:		
Decrease in Advances & Receivables		125,275
Increase in Due from Clearing Broker		(29,307)
Decrease in Due to Clearing Broker		(67,414)
Decrease in Securities Owned		34,768
Decrease in Other Deposit		4,200
Decrease in Prepaid Expenses		1,934
Increase in Accounts Payable		526
Increase in Payroll Tax Liabilities		27,001
NET CASH PROVIDED BY OPERATING ACTIVITIES		236,364
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in property and equipment		(19,682)
NET CASH USED IN INVESTING ACTIVITIES		(19,682)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Return of Capital		(500,000)
NET CASH USED IN FINANCING ACTIVITIES		(500,000)
NET DECREASE IN CASH		(283,318)
CASH AT BEGINNING OF YEAR		302,675
CASH AT END OF YEAR	$	19,357
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$	-
Cash paid for interest	$	1,500

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2009

1. Organization and Summary of Significant Accounting Principles

Organization:
Harvestons Securities, Inc. (Harvestons or the Company) was incorporated in the State of Colorado on January 15, 1993, for the purpose of conducting business as a registered fully-disclosed broker/dealer in securities.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers.

Depreciation and Amortization:
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Marketable Securities:
Marketable securities are valued at quoted market values. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized gain for the year ended August 31, 2009 is $85,756, which has been included in trading revenue in the accompanying financial statements.

Income Taxes:
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. FASB ASC 940-320-45-7 states that broker-dealers should report trading securities activities in the operating section of the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Transactions for customers with related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions Expense
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk
The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

2. Net Capital Requirements

Harvestons is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (Rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2009, Harvestons had net capital of $240,296, of which $140,296 was in excess of its required net capital of $100,000. Harvestons had aggregate indebtedness in the amount of $35,703. Therefore, its net capital ratio was .15 to 1 at August 31, 2009.

3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at August 31, 2009, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 100,000	$ --
Payable to clearing broker	--	6,675
Receivable from clearing organizations	29,710	--
	$ 129,710	$ 6,675

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

4. Income Taxes

No provision for income taxes is required for the period ended August 31, 2009, because Harvestons has accumulated net operating losses for tax purposes of approximately $319,000 from inception through August 31, 2009, which expire in varying amounts through 2029. As of August 31, 2009 deferred tax assets and valuation allowance are as follows:

Deferred tax assets:	
Operating loss carry forwards	$ 127,600
Valuation Allowance	(127,600)
Net Deferred Income Tax Asset	$ -

5. Related Party Transactions

The Company leases its office space from a company owned in part by the shareholder of Harvestons Securities. Harvestons paid $20,000 to this related company during the year ended August 31, 2009.

6. Commitments

The Company leases office space and services for its operations. The future minimum lease payments for office space under the lease at August 31, 2009 aggregate $133,600 as follows:

	Lease Payments
2010	$ 30,000
2011	30,400
2012	31,000
2013	31,600
2014	10,600
	$ 133,600

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2009

NET CAPITAL:	
Total Stockholder's Equity	$ 421,588
Add: Liabilities not Subordinated to claims of General Creditors allowable in Computation of Net Capital	-
Total Capital and Allowable	421,588
Subordinated Liabilities Adjustments and Charges:	
Non-Allowable Assets:	
Prepaid Expenses	529
Office Equipment, net of accumulated depreciation	21,887
Advances	127,483
Other receivables and prepaid expenses	185
	150,084
Net Capital before haircuts on securities positions	271,504
Haircuts on securities positions:	
Other Securities Owned - Net	21,275
Undue Concentration	9,933
NET CAPITAL	**$ 240,296**
AGGREGATE INDEBTEDNESS:	
Due to Clearing Firm	$ 6,675
Accounts Payable	1,951
Accrued Payroll	27,077
TOTAL AGGREGATE INDEBTEDNESS	$ 35,703
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital required	$ 100,000
Excess Net Capital	$ 140,296
Ratio: Aggregate Indebtedness to Net Capital	14.9%

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION :
(Included in Part II of Form X-17A-5 as of August 31, 2009)

Net Capital, as reported in Harvestons' Part IIA (unaudited) FOCUS report	$ 240,296
Add Net Audit Adjustments	-
Net Capital	$ 240,296

HARVESTONS SECURITIES, INC.
SCHEDULES II, III AND IV
YEAR ENDED AUGUST 31, 2009

The information required by Schedules II, III and IV has not been provided as an exemption from Rule 15e3-3 is claimed. Harvestons does not hold cash or securities for the account of customers. All transactions are cleared through separate brokers/dealers, on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3(k)(2)(I) and Schedules II, III and IV of FOCUS Form X-17a-5, Part III are not required.


CPA, PC
donnajohnson
ACCOUNTING SOLUTIONS

DONNA L. JOHNSON, CPA, PC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
Harvestons Securities, Inc.:

In planning and performing my audit of the financial statements of Harvestons Securities, Inc. (the Company), as of and for the year ended August 31, 2009 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5495 W. 112th Place • Westminster, CO 80020
Phone: 303.325.6643 Fax: 303.464.1924

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Donna L. Johnson, CPA, PC
Denver, Colorado
December 15, 2009


CPA, PC
donnajohnson
ACCOUNTING SOLUTIONS

DONNA L. JOHNSON, CPA, PC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Harvestons Securities, Inc.
8301 E. Prentice Ave., Suite 305
Greenwood Village, CO 80111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to August 31, 2009, which were agreed to by Harvestons Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvestons Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Harvestons Securities, Inc.'s management is responsible for Harvestons Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger and bank statement noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended August 31, 2009 less revenues reported on the FOCUS reports for the period from September 1, 2008 to March 31, 2009 to account reconciliations and the general ledger, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to August 31, 2009, noting no differences;

3. There were no adjustments reported in Form SIPC-7T for comparison with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including internally prepared balance reconciliations and the general ledger supporting the adjustments noting no differences; and

5. There was no amount of any overpayment applied to the current assessment with the Form SIPC-7T.

5495 W. 112th Place • Westminster, CO 80020
Phone: 303.325.6643 Fax: 303.464.1924

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Donna L. Johnson, CPA, PC
Denver, Colorado
December 15, 2009